Exhibit 17.1

January 8, 2015

To the Board of Directors of Journal of Radiology, Inc.,

This letter will serve as notice that I am resigning as Chief Executive Officer, President and member of the board of directors of Journal of Radiology, Inc., effective January 8, 2015. My resignation does not reflect any disagreement with management or the direction of the Company.

Sincerely,

/s/ Aaron Shrira

Aaron Shrira

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